LandStar Announces Sale of PolyTek Southwest Inc.

LandStar Rubber Inc. (OTC: LDSR, www.landstarrubber.com) announces a number of recent developments with respect to the financial and structural reorganization of the Company.

As indicated in the Company's News Release of October 7, 2002, Landstar Rubber Inc. is continuing to refocus its core operations towards the production of Devulcanized Rubber materials. In this regard, the Company has completed an agreement of sale for both its Asphalt Rubber Division and its subsidiary, PolyTek Southwest Inc., to United Trans-Western Inc. (UTWI). Under terms of this agreement, UTWI will continue to produce vulcanized materials on contract to Landstar's existing customer base, as well as supplying materials for the Company's Devulcanization process. To ensure a smooth transition, Landstar Rubber Inc. will be assisting UTWI with the financial restructuring of the PolyTek Southwest entity for a period of time.

The Company also announces it has commenced financial restructuring of its subsidiary PolyTek Pennsylvania, Inc. Pursuant to an agreement, the Note on the Chambersburg facility has been sold to an existing shareholder of the Company.

The Company further announces the resignations of Daniel N. McVicker, Executive Vice President and General Counsel, and Michael F. Jones, Vice President and Chief Financial Officer. Mr. McVicker has also resigned from his position on the Board of Directors. Both of these individuals have left the Company to pursue other business opportunities.

To find out more about Landstar Rubber, Inc. (OTC: LDSR), visit our website at www.landstarrubber.com , or contact:

LandStar Rubber, Inc.
Investor Relations   E-mail: investor@landstarrubber.com
1-888-285-8355   Web: www.landstarrubber.com

On behalf of the Board of Directors
    D.E. Fimrite
    President

No Stock Exchange or Securities Commission has approved nor disapproved the statements in this release. Any statements that are not strictly historical are 'forward-looking statements' made pursuant to the 'safe harbour' provisions of the Private Securities Litigation Reform Act of 1995 and within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to a number of risks and uncertainties that may affect actual events or results materially. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company are expressly qualified by these cautionary statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.